02019708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3-12-02

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SEC FILE NUMBER
8-59827

RECEIVED MAR 01 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ZURICH CAPITAL MARKETS SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Chase Manhattan Plaza, 44th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Hovance (212) 208-3655
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/22/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN HOVANCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zurich Capital Markets Securities Inc., as of December 31, 2001, 19X, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Director of Compliance

Title

Notary Public

TERENCE S. LEIGHTON
Notary Public, State of New York
No. 02LE6043019
Qualified in New York County
Commission Expires June 05, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of ~~Financial Condition~~. Cash Flows
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zurich Capital Markets Securities Inc.

Financial Statements
and Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the year ended December 31, 2001

Zurich Capital Markets Securities Inc.
Contents
Year ended December 31, 2001

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

The Board of Directors of Zurich Capital Markets Securities Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Zurich Capital Markets Securities Inc. (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has a services and operations agreement with a related party, as disclosed in the financial statements. Under the terms of the agreement, the Company receives administrative support to conduct its operations and the related party bears all operating costs, and is responsible for all liabilities, including income taxes, incurred by the Company unless otherwise agreed by both parties. Because of this relationship, the terms of the Company's arrangements under this agreement are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 8-9 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2002

Zurich Capital Markets Securities Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 2,562,673
Total assets	$ 2,562,673
Stockholder's equity	
Common stock (1,000 shares authorized, issued, and Outstanding, $0.01 par value)	$ 10
Additional paid-in capital	1,499,990
Retained earnings	1,062,673
Total stockholder's equity	$ 2,562,673

The accompanying notes are an integral part of these financial statements.

Zurich Capital Markets Securities Inc.
Statement of Operations
For the year ended December 31, 2001

Revenues:	
Interest income	$ 61,503
Interest income from parent	13,373
	74,876
Expenses	-
Net income	$ 74,876

The accompanying notes are an integral part of these financial statements.

Zurich Capital Markets Securities Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 10	$ 1,499,990	$ 987,797	$ 2,487,787
Net income	-	-	74,876	74,876
Balance at December 31, 2001	**$ 10**	**$ 1,499,990**	**$ 1,062,673**	**$ 2,562,663**

The accompanying notes are an integral part of these financial statements.

Zurich Capital Markets Securities Inc.
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 74,876
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in interest receivable from parent	145,133
Net cash provided by operating activities	220,009
Cash flows from investing activities:	
Repayment of note receivable from parent	2,300,000
Net cash provided by investing activities	2,300,000
Increase in cash	2,520,009
Cash, beginning balance	42,664
Cash, ending balance	$ 2,562,673

1. Organization and nature of business

Zurich Capital Markets Securities Inc. (the "Company" or "ZCMS"), a Delaware corporation, is a direct, wholly-owned subsidiary of Zurich Capital Markets Inc. ("ZCMI"). ZCMI is a direct, wholly-owned subsidiary of ZCM Holdings (Bermuda) Limited, a Bermuda company, which is an indirect subsidiary of the Zurich Insurance Company, and a member of the Zurich Financial Services Group.

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

The Company acts as a broker on behalf of its affiliates in transactions in securities and is organized to engage in underwriting services. The Company did not act as a broker or engage in underwriting services during the year ended December 31, 2001. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Company are presented in U.S. dollars and are prepared in accordance with accounting principles generally accepted in the United States of America. The Company has selected December 31 as its fiscal year end. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

Cash
At December 31, 2001, all of the Company's cash was held at a large unaffiliated domestic bank. Should that bank be unable to fulfill its obligations, the Company is subject to credit risk.

Interest Income
Interest income is accounted for on the accrual basis.

3. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1" or the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the basic method permitted by the Rule. This method requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain a minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $2,552,673, which was $2,547,673 in excess of its required net capital. The Company had no aggregate indebtedness at December 31, 2001.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

4. Related Party Transactions

ZCMS has a services and operations agreement with ZCMI, whereby ZCMS may arrange transactions to which ZCMI may be a counterparty. In consideration for these services, ZCMI provides ZCMS with administrative support to conduct its operations and with office facilities.

Under the terms of this agreement ZCMI bears all operating and other costs incurred by the Company, is responsible for all liabilities (including income taxes) incurred by ZCMS, unless otherwise agreed by both parties. Either party may terminate this agreement upon 30 days' written notice to the other party. ZCMS is included in the consolidated tax return of ZCMI.

From time to time, ZCMS advances funds to its parent, ZCMI, in varying amounts at market rates of interest. There were no new fund advances to ZCMI during the year ended December 31, 2001. The interest income from parent represents interest income earned from January 1, 2001 through February 5, 2001 on funds advanced to ZCMI in prior years that were repaid on February 5, 2001.

Zurich Capital Markets Securities Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2001

Computation of net capital:	
Total stockholder's equity	$ 2,562,673
Less other deductions and/or charges	10,000
Net capital	2,552,673
Computation of basic net capital requirement:	
Minimum net capital required (the greater of $5,000 or 6-2/3% of total aggregate indebtedness)	5,000
Excess net capital	$ 2,547,673
Aggregate Indebtedness	-

There are no material differences between the Computation of Net Capital as computed above and that reported by the Company in Part IIA on Form X-17A-5 as of December 31, 2001.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) as the Company does not hold customer money or securities nor carry accounts of customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

The Board of Directors of
Zurich Capital Markets Securities Inc.

In planning and performing our audit of the financial statements of Zurich Capital Markets Securities Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs. Because of inherent limitations in internal control or the practices

and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2002